Filed by Cadeler plc

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended

Subject Company: Cadeler A/S (Commission File No.: 001-41889)

Registration Statement File No.: 333-298599

Cadeler A/S – Planned suspension of trading in the shares of Cadeler A/S on the Oslo Stock Exchange with effect from on or around 5 November 2026 in connection with Cadeler's redomiciliation from Denmark to the United Kingdom

THIS ANNOUNCEMENT IS NOT A PROSPECTUS AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE, OR A SOLICITATION OF AN OFFER TO SELL, ANY SECURITIES. THE OFFER IS MADE IN THE EU/EEA SOLELY BY MEANS OF THE PROSPECTUS (AS DEFINED BELOW), AND IN THE UNITED STATES, THE U.S. PROSPECTUS/OFFER TO EXCHANGE (AS DEFINED BELOW). COPIES OF THE PROSPECTUS OR THE U.S. PROSPECTUS/OFFER TO EXCHANGE, AS APPLICABLE, MAY BE OBTAINED THROUGH THE WEBSITE OF CADELER AS SET FORTH ELSEWHERE IN THIS ANNOUNCEMENT. THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO ANY JURISDICTION IN WHICH THE RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL OR REQUIRES REGISTRATION OR ANY OTHER MEASURES.

Copenhagen, 29 October 2026 – Reference is made to the stock exchange announcement dated 21 September 2026 made by Cadeler A/S ("Cadeler", and together with its consolidated subsidiaries, the "Cadeler Group") regarding the launch of the voluntary offer (the "Offer") by Cadeler plc to all holders of shares in Cadeler, each with a nominal value of DKK 1.00 (the "Cadeler Shares"), including Cadeler Shares represented by American Depositary Shares (each representing four (4) Cadeler Shares) ("Cadeler ADSs"), to exchange each Cadeler Share for one (1) share in Cadeler plc, each with a nominal value of USD 1.00, in connection with the contemplated redomiciliation of the Cadeler Group’s parent company from Denmark to the United Kingdom (the "Redomiciliation"), and to the stock exchange announcement made by Cadeler earlier today regarding the preliminary results of the Offer.

In connection with the completion of the Offer, Cadeler has, in consultation with the Oslo Stock Exchange, decided to request that trading in the Cadeler Shares on the Oslo Stock Exchange be suspended with effect from the first day of trading of the Cadeler plc shares on the Oslo Stock Exchange, which is expected to be on or around 5 November 2026. The last day of trading in the Cadeler Shares on the Oslo Stock Exchange is accordingly expected to be on or around 4 November 2026.

The suspension is being implemented to avoid simultaneous trading in the shares of both Cadeler and Cadeler plc on the Oslo Stock Exchange during the period until the Cadeler Shares are delisted, including the period prior to commencement of the Squeeze-out (as defined below).

As announced earlier today, Cadeler plc intends, as promptly as practicable, to initiate a compulsory acquisition of the Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) not acquired in the Offer, for cash, in accordance with the Danish Companies Act (the "Squeeze-out"). To initiate the Squeeze-out, and following completion of the Offer, Cadeler plc will publish a notice requesting that remaining Cadeler shareholders transfer their Cadeler Shares, including Cadeler Shares represented by Cadeler ADSs (the "Squeeze-out Cadeler Shares"), to Cadeler plc, against payment of cash consideration, within a four-week period, with both the cash consideration and the four-week period set out in such notice. After the expiry of such four-week period, any Squeeze-out Cadeler Shares not committed to be transferred will be acquired compulsorily by Cadeler plc against payment of the cash consideration.

Shareholders of Cadeler who did not tender their Cadeler Shares in the Offer will not be able to trade their Cadeler Shares on the Oslo Stock Exchange after the last day of trading. The suspension will not affect the Squeeze-out, and the remaining shareholders of Cadeler will receive the cash consideration in the Squeeze-out irrespective of the suspension.

The suspension is expected to remain in effect until the Cadeler Shares are delisted from the Oslo Stock Exchange. Cadeler intends to hold an extraordinary general meeting following expiry of the Squeeze-out period to approve the delisting of the Cadeler Shares from the Oslo Stock Exchange. The delisting will be subject to an application to, and approval by, the Oslo Stock Exchange following completion of the Squeeze-out. Cadeler will remain subject to its disclosure obligations as an issuer listed on the Oslo Stock Exchange until the delisting has become effective.

Further, trading of the Cadeler ADSs on the New York Stock Exchange is expected to be suspended before market open on or around 5 November 2026, with delisting of the Cadeler ADSs from the New York Stock Exchange taking effect 10 days thereafter. Cadeler's American Depositary Receipt programme will be terminated thereafter.

Shareholders of Cadeler who have validly tendered their Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) in the Offer will receive Cadeler plc shares, which are expected to be admitted to trading on the Oslo Stock Exchange and the New York Stock Exchange on or around 5 November 2026, and will thus be able to trade in Cadeler plc shares from such date.

Further information

For further information about the Offer, reference is made to the combined EU/EEA prospectus and offer document dated 21 September 2026 (the “Prospectus”), which is available at: https://ir.cadeler.com/ and www.dnb.no/emisjoner, subject to regulatory restrictions in certain jurisdictions, and the Registration Statement on Form F-4 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), which includes an offering prospectus/offer to exchange (the “U.S. Prospectus/Offer to Exchange”), available free of charge at the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov and on Cadeler's website at www.cadeler.com.

Contact information

For further information, please contact:

Cadeler Press Office: press@cadeler.com

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler plc

Cadeler plc is a public limited company incorporated under the laws of England and Wales for the purpose of facilitating the Redomiciliation. As at the date of this announcement, Cadeler plc has not carried out any operations or activities other than in connection with the Offer and the Redomiciliation, and has only nominal assets and no liabilities.

Following the completion of the Offer, Cadeler plc will become the ultimate parent company of the Cadeler Group, and the business carried out by Cadeler plc and its subsidiaries will be the same as the business carried out by Cadeler and its subsidiaries immediately prior to the Redomiciliation. All current members of the board of directors of Cadeler will continue to serve on the board of directors of Cadeler plc, and the executive management of the Cadeler Group will remain unchanged.

About Cadeler

Cadeler A/S (Cadeler) is a pure-play offshore wind installation partner and a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Important Additional Information

The Offer Period (as defined in the Prospectus) is closed and no further Cadeler Shares or Cadeler ADSs may be tendered into the Offer.

This communication is not a prospectus as defined by the EU Prospectus Regulation or offer document pursuant to Directive 2004/25/EC on takeover bids, as amended (the EU Takeover Directive) but relates to the proposed Redomiciliation, to be effected by way of the Offer by Cadeler plc for all Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs).

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Cadeler plc or Cadeler has published following approval by the Norwegian Financial Supervisory Authority or filed or will file with the SEC.

The Prospectus has been prepared by Cadeler plc as a combined EU/EEA prospectus and offer document in connection with the Offer and the related listing of Cadeler plc shares on the Oslo Stock Exchange in accordance with Regulation (EU) 2017/1129, as amended, and implemented into Norwegian law (the "EU Prospectus Regulation") and Directive 2004/25/EC on takeover bids, as amended (the EU Takeover Directive), as implemented into Norwegian and Danish law. The Prospectus has been approved by the Norwegian Financial Supervisory Authority and passported to Denmark.

Cadeler plc has filed a Registration Statement on Form F-4 which includes the U.S. Prospectus/Offer to Exchange with the SEC. This communication does not contain all the information that should be considered concerning the proposed Redomiciliation and Offer and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Redomiciliation and Offer for shares in Cadeler.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS, REGISTRATION STATEMENT, THE OFFER MATERIALS (INCLUDING THE U.S. PROSPECTUS/OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS APPROVED BY THE NORWEGIAN FINANCIAL SUPERVISORY AUTHORITY OR FILED BY EACH OF CADELER PLC AND CADELER WITH THE SEC IN CONNECTION WITH THE PROPOSED REDOMICILIATION (INCLUDING THE OFFER) OR INCORPORATED BY REFERENCE THEREIN CAREFULLY AND IN THEIR ENTIRETY AS THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CADELER PLC, CADELER, THE PROPOSED REDOMICILIATION (INCLUDING THE OFFER) AND RELATED MATTERS THAT CADELER SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. Investors and shareholders will be able to obtain the Prospectus/Registration Statement, the Offer materials (including the U.S. Prospectus/Offer to Exchange, a related letter of transmittal and certain other Offer documents) and the solicitation/recommendation statement, if and when they become available, free of charge from Cadeler’s website at www.cadeler.com, and other documents filed with the SEC by Cadeler plc and Cadeler at no cost to them through the website maintained by the SEC at www.sec.gov. The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for, exchange or buy or an invitation to purchase, exchange or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Redomiciliation or Offer or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of applicable European/European Economic Area or UK, as appropriate, regulations or Section 10 of the U.S. Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, any public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Forward-Looking Statements

This communication includes forward-looking statements with respect to the proposed Redomiciliation and Offer, including statements regarding the anticipated timing of the Redomiciliation. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Cadeler plc and its management, and Cadeler and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Neither Cadeler plc nor Cadeler undertakes any obligation to update any such statements in light of any future event or circumstance, or to conform such statements to actual results. Past performance should not be relied upon, and is not, a guarantee of future performance.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to the risk that the Offer is subject to conditions, not all of which are within Cadeler plc’s control. The foregoing is not exhaustive. There can be no assurance that future developments affecting Cadeler plc, Cadeler or the Cadeler Group will be those that the Cadeler Group has anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Cadeler plc's or Cadeler’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from historical experience and present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Cadeler Group’s business, including those described in Cadeler’s Annual Report also published on Form 20-F for the fiscal year ended 31 December 2025, Cadeler’s interim financial reports for the period ended 30 June 2026, Cadeler’s stock exchange announcements published through the Oslo Stock Exchange, reports on Form 6-K and other documents filed from time to time by Cadeler with the SEC. Cadeler plc and Cadeler wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. This communication and related materials speak only as of the date hereof and, except as required by law, Cadeler plc and Cadeler are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

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